Exhibit 99.1

K. R. MARGETSON LTD. 331 East 5th Street North Vancouver BC V7L 1M1 Canada	Chartered Professional Accountant Tel: 604.220.7704 Fax: 1.855.603.3228

September 14, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Sirs and Mesdames:

I have read the statements made by Zhong Yuan Bio-Technology Holdings Ltd. (copy attached), which I understand will be filed with the Securities and Exchange Commission, pursuant to the paragraphs under “Resignation of Previous Independent Registered Public Accounting Firm”, as part of the Form 6-K of Zhong Yuan Bio-Technology Holdings Ltd., dated September 14, 2023. I agree with the statements concerning my firm contained therein.

Yours truly,

K. R. Margetson Ltd
Chartered Professional Accountant
North Vancouver BC
Canada